Exhibit 99.10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of IAMGOLD Corporation

We consent to the inclusion in this annual report on Form 40-F of:

•

our auditors’ report dated March 25, 2010 on the consolidated balance sheets of IAMGOLD Corporation (the “Company”) as at December 31, 2009 and 2008, and the consolidated statements of earnings and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009;

•	our auditors’ report on the US GAAP Reconciliation Note dated March 25, 2010; and

•	our Report of Independent Registered Public Accounting Firm dated March 25, 2010 on the Company’s internal control over financial reporting as of December 31, 2009 each of which is contained in or incorporated by reference in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2009. We also hereby consent to the incorporation by reference of the above reports into the Registration Statement on Form F-10 (Registration No. 333-160040) and the Registration Statement on Form S-8 (Registration No. 333-144969) of the Company.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 25, 2010